Exhibit (a)(1)(i)

The Offer to Purchase

MAN LONG SHORT FUND

Citi Fund Services, Ohio, Inc.

3435 Stelzer Road

Columbus, Ohio 43219

DATED MARCH 26, 2012

OFFER TO PURCHASE UP TO $4,885,050 OF OUTSTANDING

SHARES AT NET ASSET VALUE

THE OFFER WILL EXPIRE AT

MIDNIGHT, EASTERN STANDARD TIME, ON APRIL 20, 2012,

UNLESS THE OFFER IS EXTENDED

To the Shareholders of

Man Long Short Fund:

Man Long Short Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”) up to $4,885,050 of shares of interests in the Fund or portions thereof pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of Shares as of May 31, 2012. (As used in this Offer, the term “Share” or “Shares” as the context requires, shall refer to the shares of beneficial interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Declaration of Trust dated as of May 25, 2010 (the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the last time net asset value was calculated and May 31, 2012, as of which the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares (the “Valuation Date”). Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Fund, at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m., Eastern Standard Time.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4, below.

IMPORTANT

THE FUND MAKES NO RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR SHARES TO TENDER.

BECAUSE EACH SHAREHOLDER’S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER ANY SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

Man Long Short Fund

Citi Fund Services, Ohio, Inc.

3235 Stelzer Road

Columbus, Ohio 43219

Phone: (888) 335-1244

Fax: (888) 578-5954

TABLE OF CONTENTS

1.	BACKGROUND AND PURPOSE OF THE OFFER	6
2.	OFFER TO PURCHASE AND PRICE	6
3.	AMOUNT OF TENDER	6
4.	PROCEDURE FOR TENDERS	7
5.	WITHDRAWAL RIGHTS	8
6.	REPURCHASES AND PAYMENT	8
7.	CERTAIN CONDITIONS OF THE OFFER	9
8.	CERTAIN INFORMATION ABOUT THE FUND	10
9.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	11
10.	MISCELLANEOUS	11

SUMMARY TERM SHEET

¡	This Offer will remain open until midnight, Eastern Standard Time, on April 20, 2012 unless the Offer is extended (the “Expiration Date”). Because of the frequency with which the Fund anticipates making repurchase offers and the regulatory requirements relating to such offers, the Fund is unlikely to extend the period the Offer to Purchase remains open to Shareholders. The net asset value will be calculated for this purpose on the Valuation Date. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

¡	The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending March 31, 2012, which the Fund expects will be completed 60 days after the fiscal year end and that net asset value will be used to determine the final amount paid for tendered Shares.

¡	You may tender all of your Shares, a portion of your Shares defined as a specific dollar value, or a portion of your Shares above the minimum required capital account balance of $25,000. If a Shareholder tenders only a portion of its Shares, the Shareholder will be required to maintain a capital account balance equal to $25,000. The Fund reserves the right to purchase less than the estimated amount a Shareholder tenders if the purchase would cause the Shareholder’s capital account to have less than the required minimum balance. If the Fund purchases less than the estimated amount the Shareholder tenders to prevent the Shareholder’s capital account from dropping below the required minimum balance, then the Fund will calculate such estimated amount based on the Fund’s most recent net asset value. Such purchases are estimated at the time of purchase and the amount purchased will not be recalculated, which could result in the Shareholder’s capital account ultimately having a greater or lesser balance than anticipated at the time of purchase.

¡	The title of the securities being sought is shares of beneficial interests. As of January 31, 2012 there were approximately 3,305,319.651 Shares issued and outstanding.

¡	If a Shareholder’s tender is accepted, the Fund will generally pay Shareholders who have tendered Shares a payment equal to the net asset value of the Shares repurchased approximately one month after the Valuation Date.

¡	The amount that a Shareholder may expect to receive on the repurchase of the Shareholder’s Shares will be the net asset value of those Shares determined on the Valuation Date based on the net asset value of the Fund’s assets as of the Valuation Date.

¡	Payments will generally be made in cash equal to the value of the Shares repurchased. However, in the sole discretion of the Board, the proceeds of repurchases of Shares may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in an unusual circumstance, such as in the unlikely event that the Fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase.

¡	The Fund may in the future, upon notice and a finding by the Board of necessity in the interests of the Fund, undertake a “hold-back” and pay Shareholders a portion of the repurchased Share value, with any hold back amount subject to adjustment and payment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected (which are expected to be completed within sixty (60) days after the end of each fiscal year). However, the Fund currently does not intend to “hold-back” any amounts upon repurchase.

¡	If a repurchase offer is oversubscribed by Shareholders, the Fund will likely repurchase only a pro rata portion of the Shares tendered by each Shareholder. The Fund, subject to Board oversight, in the case a repurchase offer is oversubscribed and reduced pro rata, expects to carry-over the amount of any unsatisfied tendered offer amounts to the next repurchase offer and expects to add that amount to the periodic repurchase offer (e.g., an oversubscription of 5% of the Shares could result in the next repurchase offer being increased by an additional 5% of the Shares).

¡	If we accept the tender of all or a portion of your Shares, we will pay the proceeds from: cash on hand, a simultaneous repurchase of interests in the pooled investment vehicles in which the Fund invests, and/or delivery through borrowing if the Offer is extended (which we do not intend to do).

¡	Following this summary is a formal notice of our offer to repurchase your Shares. Our offer remains open to you until midnight, Eastern Standard Time, on April 20, 2012, the expected expiration date of the Offer. You have the right to change your mind and withdraw any tender of your Shares prior to or on the Expiration Date or, if not yet accepted, after May 18, 2012 (i.e. 40 business days from the date of commencement of the Offer).

¡	If you would like us to repurchase your Shares or a portion of your Shares, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to the Fund, c/o Citi Fund Services, Ohio, Inc., 3435 Stelzer Road, Columbus, Ohio 43219; or (ii) fax it to Citi at (888) 578-5954, so that it is received before midnight, Eastern Standard Time, on April 20, 2012. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE MIDNIGHT, EASTERN STANDARD TIME, ON April 20, 2012). Of course, the value of your Shares likely will change between the last time net asset value was calculated and the Valuation Date.

¡	If you would like to obtain the estimated net asset value of your Shares, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact us at (888) 335-1244 or at the address listed above on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Standard Time).

¡	Please note that just as you have the right to withdraw the tender of your Shares, we have the right to cancel, amend or postpone this Offer at any time before midnight, Eastern Standard Time, on April 20, 2012. Also realize that although the Offer expires on April 20, 2012, you will remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Valuation Date.

1. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Declaration of Trust and Prospectus. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Fund has determined, after consideration of various matters, including but not limited to those set forth in the Declaration of Trust, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Declaration of Trust. The Fund intends to consider the continued desirability of making an offer to purchase Shares twelve times a year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares, absent offsetting new investment by other investors. Shareholders that retain their Shares may be subject to increased risks due to a reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to possible decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively stable and may not decrease if assets decline.

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund will issue new Shares from time to time as set forth in its Prospectus.

2. OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $4,885,050 of those outstanding Shares that are properly tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

SHAREHOLDERS MAY OBTAIN MONTHLY NET ASSET VALUE INFORMATION, UNTIL THE EXPIRATION OF THE OFFER, BY CONTACTING THE FUND AT THE TELEPHONE NUMBERS OR ADDRESS SET FORTH ON PAGE 2, MONDAY THROUGH FRIDAY, EXCEPT HOLIDAYS, DURING NORMAL BUSINESS HOURS OF 9:00 A.M. TO 6:00 P.M., EASTERN STANDARD TIME.

3. AMOUNT OF TENDER.

Subject to the limitations set forth below, Shareholders may tender all of their Shares, a portion of their Shares defined as a specific dollar value or the portion of their Shares above the required minimum capital account balance, as described below. A Shareholder that tenders for purchase only a portion of such Shareholder’s Share shall be required to maintain a capital account balance equal to $25,000. If a Shareholder tenders an amount less than all of its Shares that would cause the Shareholder’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the estimated amount to be purchased from such Shareholder so that the required minimum balance is maintained. If the Fund purchases less than the estimated amount the Shareholder tenders to prevent the Shareholder’s capital account from dropping below the required minimum balance, then the Fund will calculate such estimated amount based on the Fund’s most recent net asset value. Such purchases are estimated at the time of purchase and the amount purchased will not be recalculated, which could result in the Shareholder’s capital account ultimately having a greater or lesser balance than anticipated at the time of purchase. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $4,885,050 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $4,885,050 of Shares are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) carry-over the amount of any unsatisfied tender offer amount to the next repurchase offer; (b) accept the additional Shares; (c) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (d) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. However, it is anticipated that if a repurchase offer is oversubscribed by Shareholders holding Shares of the Fund, the Fund will likely repurchase only a pro rata portion of the Shares tendered by each Shareholder.

4. PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to the Fund, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than the Expiration Date. Please note that, as set forth in the Letter of Transmittal, if a Shareholder invests through a financial intermediary, the intermediary may require alternate instructions. Shareholders should contact their intermediary for more information.

The Fund recommends that all documents be submitted via certified mail, return receipt requested, or by facsimile transmission with confirmation of successful transmission. A Shareholder choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor its agents shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. WITHDRAWAL RIGHTS.

Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date or, if not yet accepted, after May 18, 2012 (i.e. 40 business days from the date of commencement of the Offer). To be effective, any notice of withdrawal of a tender must be timely received at the address or fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6. REPURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered as, if, and when, it gives written notice to the tendering Shareholder of its election to repurchase such Share.

Shareholders may tender all their Shares, a portion of their Shares defined as a specific dollar value or a portion of their Shares above the required minimum capital account balance. The amount a tendering Shareholder will be paid will equal the net asset value of the Shares tendered and accepted determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date.

If a Shareholder’s tender is accepted, the Fund will generally pay Shareholders who have tendered Shares a payment equal to the net asset value of the Shares repurchased approximately one month after the Valuation Date. The amount that a Shareholder may expect to receive on the repurchase of the Shareholder’s Shares will be the net asset value of those Shares determined as of the Valuation Date based on the net asset value of the Fund’s assets as of that date. The Fund may in the future, upon notice and a finding by the Board of necessity in the interests of the Fund, undertake a “hold-back” and pay Shareholders a portion of the repurchased Share value, with any hold back amount subject to adjustment and payment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected (which are expected to be completed within sixty (60) days after the end of each fiscal year). However, the Fund currently does not intend to “hold-back” any amounts upon repurchase.

Payments will generally be made in cash equal to the value of the Shares repurchased. However, in the sole discretion of the Board, the proceeds of repurchases of Shares may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in an unusual circumstance, such as in the unlikely event that the Fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase.

If a Shareholder tenders only a portion of its Shares, the Shareholder will be required to maintain a capital account balance equal to $25,000. The Fund reserves the right to purchase less than the estimated amount a Shareholder tenders if the purchase would cause the Shareholder’s capital account to have less than the required minimum balance. If the Fund purchases less than the estimated amount the Shareholder tenders to prevent the Shareholder’s capital account from dropping below the required minimum balance, then the Fund will calculate such estimated amount based on the Fund’s most recent net asset value. Such purchases are estimated at the time of purchase and the amount purchased will not be recalculated, which could result in the Shareholder’s capital account ultimately having a greater or lesser balance than anticipated at the time of purchase.

It is expected that cash payments for Shares acquired pursuant to the Offer, which will not exceed $4,885,050 (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) a simultaneous repurchase of interests in the pooled investment vehicles in which the Fund invests; and/or (c) possibly borrowings, as described below. The Fund may borrow funds to purchase Shares tendered in connection with the Offer. The Fund, in its sole discretion, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.

If a Shareholder submits, and the Fund accepts, Shares for repurchase in accordance with the tender offer procedures and the Fund has not repurchased those shares within two years from the Valuation Date, then the Fund will, in accordance with the terms of its Declaration of Trust, be dissolved and liquidated.

7. CERTAIN CONDITIONS OF THE OFFER.

Due to the requirements regarding tenders offers and the frequency with which the Fund expects to offer to repurchase Shares it is unlikely that the Fund will to be able to extend the expiration date of, or increase the amount of, any repurchase offer, which may result in an investor needing to participate in more than one repurchase offer to exit the Fund in case of oversubscribed repurchase offers. However, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

If a repurchase offer is oversubscribed by Shareholders holding Shares of the Fund, the Fund will likely repurchase only a pro rata portion of the Shares tendered by each Shareholder. The Fund, subject to oversight by the Board, in the case a repurchase offer is oversubscribed and reduced pro rata, expects to carry-over the amount of any unsatisfied tendered offer amounts to the next repurchase offer and expects to add that amount to the periodic repurchase offer (e.g., an oversubscription of 5% of the Fund’s Shares could result in the next repurchase offer being increased by an additional 5% of the Fund’s Shares).

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Fund’s Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, terrorist action or other international or national calamity or Acts of God directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Fund’s Board determines that it is not in the best interests of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. CERTAIN INFORMATION ABOUT THE FUND.

The Fund is organized as a Delaware statutory trust and the principal office of the Fund is located at One Rockefeller Plaza, 16th Floor, New York, NY 10020. The Fund’s telephone number is (888) 335-1244. Shares are not traded on any established trading market and are subject to restrictions on transferability pursuant to the Declaration of Trust.

The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as described above and in the Fund’s prospectus; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

The Fund is currently engaged in a public offering, from time to time, of its Shares. Except for the issuance of Shares in the ordinary course of such public offering, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

The Fund does not expect any trustees, officers or affiliates of the Fund to tender Shares pursuant to the Offer.

The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from which Shares are repurchased by the Fund will be treated as receiving a distribution from the Fund. Such Shareholder generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shareholder’s Shares will be reduced (but not below zero) by the amount of consideration received by the Shareholder from the Fund in connection with the repurchase of such Share. A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods prior to the purchase of such Shares. Cash distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as capital gain or ordinary income, depending on the circumstances. A Shareholder that has all of its Shares repurchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Shareholder’s then adjusted tax basis in such Shareholder’s Share.

10. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.